Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Substantially Increases Dividend and Introduces Cash Settlement
    of Stock Options

    <<
         Annual Dividend Increased from C$0.16 to C$0.50 per Share;

     Introduction of Cash Settlement Feature for Employee Stock Options will
                Tax Efficiently Mitigate Shareholder Dilution
    >>

    TORONTO, May 28 /CNW/ - Rogers Communications Inc. ("RCI") (TSX: RCI;
NYSE: RG) announced today that its Board of Directors has approved an increase in its annual dividend from C$0.16 to C$0.50 per share effective immediately.
    "This very significant increase in our annual dividend reflects our Board of Directors' continued confidence in the strategies that we have employed to position Rogers as a rapidly growing and increasingly profitable communications company," said Edward "Ted" Rogers, President and CEO of Rogers
Communications Inc. "These actions also recognize the importance of returning meaningful portions of the growing cash flows being generated by our business to our shareholders."
    Rogers also announced that its Board of Directors has approved the introduction of a cash settlement feature for employee stock options which is a tax efficient use of cash that will mitigate dilution that would otherwise occur upon exercise of the options.
    "The significantly increased dividends, our implementation of cash settlement for stock options and continued debt reductions combine to provide for a balanced, tax efficient and shareholder friendly allocation of a large portion of the free cash flows we expect to generate this year," said Bill
Linton, Chief Financial Officer of Rogers Communications Inc. "These
initiatives, together with the recently announced simplification of our legal entity structure, result in a meaningfully delevered balance sheet, the return of increasing amounts of free cash flow to shareholders, a streamlined corporate structure and the flexibility to support our continued rapid growth."

    Dividend Increase:

    Rogers' Board of Directors has approved an increase in the annual dividend from C$0.16 to C$0.50 per Class A Voting and Class B Non-Voting share effective immediately. The new quarterly dividend will be C$0.125 per each outstanding Class B Non-Voting share and Class A Voting share. Such quarterly dividends are only payable as and when declared by Rogers' Board and there is no entitlement to any dividend prior thereto.
    The Board today declared the first quarterly dividend at the increased rate of C$0.125 per share (up from the previous quarterly rate of C$0.04 per share) for each of the outstanding Class B Non-Voting shares and Class A
Voting shares. This quarterly dividend will be paid on July 3, 2007 to shareholders of record on June 14, 2007.

    Cash Settlement Feature for Options:

    Rogers' Board of Directors has approved an amendment to RCI's stock option plans introducing a cash settlement feature for the exercise of employee stock options.
    Permitting option holders to elect the settlement of the in-the-money value of stock options for cash reduces the need to issue shares from treasury. At the same time, the amount of the cash payments made by Rogers are deductible for income tax purposes and are expected to result in significant future income tax savings for the company.
    The cash settlement feature provides Rogers with the opportunity to utilize a portion of its free cash flow to essentially repurchase stock that otherwise would be issued and tax efficiently mitigate shareholder dilution that would otherwise occur upon exercise of these options.
    Based upon the closing price of the Class B Non-voting shares on the
Toronto Stock Exchange on May 24, 2007 and the then outstanding options, the introduction of the cash settlement feature for the exercise of employee stock options is expected to result in a one-time non-cash expense for accounting purposes of approximately $380 million. This charge, which could vary depending on both the trading price of the Class B Non-voting shares and the number of options outstanding on the May 28, 2007 effective date of the adoption of the cash settlement feature, is expected to be recorded in the second quarter of 2007. A future income tax benefit of approximately
$140 million related to the one-time non-cash expense is also expected to be recorded in the second quarter of 2007.
    As at May 25, 2007, Rogers had approximately 17.9 million options outstanding, of which approximately 12.5 million were vested.

    About Rogers:

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment.

    Caution Regarding Forward-Looking Statements:

    This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.
Statements containing expressions such as "could", "expect", "may",
"anticipate", "assume", "believe", "intend", "estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time.
We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law. Readers should fully review the risks detailed in Company's
2006 Annual MD&A before making any investment decisions.

    %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.

CNW 16:19e 28-MAY-07